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                          June 23, 2022

       Douglas I. Ostrover
       Chief Executive Officer
       Blue Owl Capital Inc.
       399 Park Avenue
       38th Floor
       New York, NY 10022

                                                        Re: Blue Owl Capital
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 16, 2022
                                                            File No. 333-265660

       Dear Mr. Ostrover:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance